UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Gimme Radio Inc

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 26, 2017

Physical address of issuer
520 Hampshire Street, Suite 206, San Francisco, CA 94110

Website of issuer
https://www.gimmeradio.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
    Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
    First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 5, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$219,394	$46,724
Cash & Cash Equivalents	$187,422	$42,543
Accounts Receivable	$317	$312
Short-term Debt	$625,187	$20,873
Long-term Debt	$1,215,000	$530,000
Revenues/Sales	$33,039	$5,130
Cost of Goods Sold	$25,813	$2,918
Taxes Paid	$0	$0
Net Income	$(984,536)	$(232,783)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 4, 2019

Gimme Radio Inc



Up to $1,070,000 of Crowd Notes

Gimme Radio Inc ("Gimme Radio", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 5, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $435,000 under the Combined Offerings (the "Closing Amount") by March 29, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by March 29, 2019 will be permitted to increase their subscription amount at any time on or before April 5, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after March 29, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to March 29, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.gimmeradio.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/gimmeradio

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Gimme Radio Inc is a Delaware C-Corporation, formed on May 26, 2017.

The Company is located at 520 Hampshire Street, Suite 206, San Francisco, CA 94110.

The Company's website is https://www.gimmeradio.com.

The Company previously operated as a California Limited Liability Company under the name Gimme Radio LLC. Gimme Radio LLC was formed on December 20, 2016 and reincorporated in Delaware as a C-Corporation on May 26, 2017.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/gimme.radio and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.Not Applicable
Minimum investment amount per investor	$500
Offering deadline	April 5, 2019
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 9, 10, 14, 15, 17, and 18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

While the company has seen promising user metrics, including trial conversion rates, engagement, and retention on its new subscription product, this product has only been available since Q4 2018. The subscription product is expected to be the primary driver of future revenues. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other events which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's cash position is relatively limited, and while the company has reduced its burn over recent months, gives the company a limited runway. Their current cash position equates to roughly 2 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has conducted the following transactions with related persons: During the year ended December 31, 2017, two officers of the Company were issued convertible notes totaling $75,000. At December 31, 2018 the balance of related party convertible notes is $75,000. The related accrued interest during the years ended December 31, 2018 and 2017 is $4,792 ad $1,791, respectively. During the year ended December 31, 2017, the Company was loaned funds of $5,414 from an officer. At December 31, 2018 and 2017, the amount of payable to officer is $5,414 and $5,414, respectively, and are recorded under 'Related party accruals' on the balance sheets.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company has not filed a Form D for its previous convertible notes. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is

not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $6,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,000,000 valuation cap, so you should not view the $6,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 40% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

Today's digital music services offer very little differentiation in content and features, they rely on algorithms for programming and deliver an emotionless and solitary experience. The personal connection to music, the community, and the discovery from trusted sources have been forgotten and the passionate fan ignored. These fans are highly valuable - they are loyal and they spend 4X what the average music consumer spends. Gimme Radio has found a way to serve these millions of underserved fans. We build new music experiences on a genre by genre basis that focuses on what the fan values: access to a community of like-minded fans, true music discovery from trusted sources, direct contact with high-profile DJs and artists, and multiple ways to support the music and artist they love.

On June 29th, 2017, Gimme Radio launched its first proof of concept, a 24/7 metal focused service where metal fans tune in to hear world-class DJs - like Grammy award winning Dave Mustaine of Megadeth, Jessica Pimentel (star of Orange is the New Black), and Randy Blythe of Lamb of God.

This proof of concept is working and Gimme just launched a monthly subscription tier of Gimme Radio.

Gimme Radio looks to launch its second genre, Country, in Q2 of 2019. The next step in building a network of fan communities in all genres.

Business Plan

Gimme Radio is a streaming music offering accessible via web (www.gimmeradio.com), mobile (iOS & Android), and Amazon Alexa. It has two tiers - a free radio service and a $4.99/month subscription offer for access to archived programming. Our programming is created by our roster of 60+ DJs, all tastemakers in music (e.g. musicians and writers). Our DJs share their own stories and experiences with the listener alongside songs they've handpicked - a unique experience in digital music.

Our service also allows for the DJ and the thousands of global listeners to chat in real-time- creating a truly global community.

THE STRATEGY:

Reinvent digital music by building communities of passionate music fans. Rather than relying on algorithmic programming and a catalog of 50M songs, Gimme instead built a service that caters to what fans value. True music discovery by trusted human sources, direct access to artists, interaction with other fans, and access to the limited and exclusive merchandise and services that fans crave. By focusing on the fan, Gimme is able to build vibrant communities, and that leads to long term retention and high revenue potential.

Gimme launched its proof of concept community in the metal genre - a passionate, and large fanbase long ignored by streaming services and radio. The plan now is to take our learnings and build out a network of communities of fans on a genre by genre basis - Country, Rock, Electronic, Hip-Hop, and beyond. Through this network, Gimme will reach hundreds of millions of music fans throughout the world, across dozens of genres.

BUSINESS MODEL:

The service is monetized in several ways. First, we offer opportunities to purchase physical goods that our fans care about - rare and unique music and merchandise. Second, we offer a digital subscription to the service to listen to past shows on-demand and offline (currently offered in the US, Canada, UK, Germany, and Australia). Our plan for 2019 is to expand our subscription opportunities to new pricing tiers and territories and implement other revenue sources including paid sponsorship, tip-jars, and micro-payments. By creating multiple revenue streams, our business model allows us to continue to increase the average revenue per user over time.

COMPETITIVE ADVANTAGE:

We have several competitive advantages in the marketplace. First, we are building communities in genres that are underserved by the other digital music services and once established these communities will be difficult for others to duplicate. Second, we are creating unique IP - to date, we have created over 2,500 hours of original programming that cannot be acquired anywhere else. Finally, we have a team of experts in the digital music space. We can build and iterate efficiently, and we are aware of the challenges that arise in the global music landscape.

RESULTS:

Since launch, Gimme has amassed over 127.5k registered users. In 2018, the user base increased by 800%. Retention has been extremely strong, with 30-day retention for users who listen at least once to the service at 21% and we have little drop off even after 6 months (15% retention). Most importantly, the user base is highly engaged - taking a true "lean forward" approach to our programming by commenting in the feed, building the community, and supporting our artists and DJs by purchasing their goods. Our cost of acquisition is low ($0.74/user) and we are starting to monetize the base with the subscription service. Early indicators are strong for the subscription service (over 80% conversion to paid from the first-month cohort).

The Company's Products and/or Services

Product / Service	Description	Current Market
Gimme Radio is a direct to consumer streaming music offering that can be found via web (www.gimmeradio.com), mobile (iOS and Android) and through Amazon Alexa.	The service consists of two tiers - a free to the user radio service and a monthly subscription streaming offer for access to archived programming (just launched). Gimme Radio is currently in one genre and plans to expand to multiple genres in the future.	Global Streaming music customers that are fans of genres of music that are not often not promoted or the focus of other streaming outlets.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our target customer is the passionate music fan who is looking for more than access to music and playlists. These customers are looking for the ability to interact with other fans, direct access to artists, access to collectible goods and services and true curation by trusted human sources.

Intellectual Property
The Company is dependent on the following intellectual property: None

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.80% of the proceeds, or $42,625, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Personnel	66%	66%	66%
Product Development	17%	17%	17%
Operations	10%	10%	10%
Marketing	7%	7%	7%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Tyler Lenane	CEO	CEO and Co-Founder, Gimme Radio (December 2016 - Present), Setting and developing corporate strategy, communicating with investors and public, securing talent, leading company vision, maintaining company culture, risk assessment, making major corporate decisions, managing the overall operations and resources of Gimme Radio. Former business development manager at Apple Inc.
David Rosenberg	COO	COO (December 2016 - Present)and Co-Founder, Gimme Radio (December 2016 - Present), Responsible for day to day operations and administration of the company. Responsible for financial analysis and projection, budget planning. Oversee and manage all legal issues. Collaborate with CEO on all strategy and corporate development activities. Former: Distribution Partnerships Lead, Google Play
Jon Maples	CPO	Chief Product Officer and Co-Founder (December 2016 - Present) Ideation and development of the product. Oversaw the development and launched the service. Created and executed the roadmap for the company. Former: VP Product 8tracks
Andy Gilliland	CCO	Chief Creative Officer and Co-Founder (December 2016 - Present) Development and design of Gimme Radio brand. Lead designer for all consumer products (desktop, web, mobile apps) including UI and UX. Creative direction for brand, marketing, and design efforts. Additionally: Andy owns a company called LoneUX LLC, a design firm, since January 2017. Former; Co-Founder and Chief

		Creative of Black Sands Brewery.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	9,465,000	Yes	N/A	100%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Note	Noteholders	$100,000	5%	N/A	None	February 9, 2020	N/A
KISS Note	Noteholders	$1,680,000	4%	N/A	None	January 18, 2021	N/A

_____
Ownership
A majority of the Company is owned by one person. That person is Tyler Lenane.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Tyler Lenane	Common Stock	40%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
GIMME RADIO, INC. ("the Company") was originally formed as an LLC in the state of California on December 20, 2016. The Company converted to a C-Corporation on May 26, 2017 under the laws of the State of Delaware, and

is headquartered in San Francisco, CA. Gimme Radio, Inc. provides a 24/7 global metal radio station where music is hand-picked by real DJs like Dave Mustaine of Megadeth, Randy Blythe of Lamb of God, and Johan Hegg from Amon Amarth.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $111,450 in cash on hand as of February 4, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporated transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $6,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 4%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $2,700,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $25,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the year ended December 31, 2017, two officers of the Company were issued convertible notes totaling $75,000. At December 31, 2018 the balance of related party convertible notes is $75,000. The related accrued interest during the years ended December 31, 2018 and 2017 is $4,792 ad $1,791, respectively.

During the year ended December 31, 2017, the Company was loaned funds of $5,414 from an officer. At December 31, 2018 and 2017, the amount of payable to officer is $5,414 and $5,414, respectively, and are recorded under 'Related party accruals' on the balance sheets.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let

SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
  1. To the Company that sold the Securities
  2. To an accredited investor
  3. As part of an Offering registered with the SEC (think IPO)
  4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Tyler Lenane
_____
(Signature)

Tyler Lenane
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Tyler Lenane
_____
(Signature)

Tyler Lenane
_____
(Name)

CEO
_____
(Title)

February 4, 2019
_____
(Date)

/s/David Rosenberg
_____
(Signature)

David Rosenberg
_____
(Name)

COO
_____
(Title)

February 4, 2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



GIMME RADIO, INC.
(a Delaware Corporation)

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

GIMME RADIO, INC.

For the years ended December 31, 2018 and 2017

Table of Contents





A Professional Limited Liability Company

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Gimme Radio, Inc.
520 Hampshire Street, STE 206
San Francisco, CA 94110

We have reviewed the accompanying financial statements of Gimme Radio, Inc., which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the consolidated financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

January 30, 2019

Members of:
WSCPA
AICPA
PCPS

**802 North
Washington
PO Box 2163
Spokane,
Washington
99210-2163**

**P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com**

GIMME RADIO, INC.

BALANCE SHEETS

December 31, 2018 and 2017

(unaudited)

	2018	2017
Assets		
Current assets		
Cash and cash equivalents	$ 187,422	$ 42,543
Accounts receivable	317	312
Inventory	3,072	1,869
Prepaid expenses	26,583	-
Other current assets	2,000	2,000
Total current assets	219,394	46,724
Non-current assets		
Property, plant and equipment, net	7,714	5,705
Intangible assets, net	415,849	265,750
Total non-current assets	423,563	271,455
Total assets	$ 642,957	$ 318,179
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 30,849	$ 4,223
Accrued expenses	54,132	9,445
Convertible notes	455,000	-
Related party convertible notes	75,000	-
Related party accruals	10,206	7,205
Total current liabilities	625,187	20,873
Long-term liabilities		
Notes payable	1,215,000	455,000
Related party convertible notes	-	75,000
Total long-term liabilities	1,215,000	530,000
Total liabilities	1,840,187	550,873
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, $.00001 par value, 13,000,000 shares authorized		
9,465,000 and 8,865,000 shares issued and outstanding		
at December 31, 2018 and 2017, respectively	95	89
Additional paid-in capital	19,994	-
Accumulated deficit	(1,217,319)	(232,783)
Total stockholders' equity	(1,197,230)	(232,694)
Total liabilities and stockholders' equity	$ 642,957	$ 318,179

See accountants' review report and accompanying notes to the financial statements.

2

GIMME RADIO, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2018 and 2017

(unaudited)

		2018		2017
Sales revenue, net	$	33,039	$	5,130
Cost of services		25,813		2,918
Gross profit		7,226		2,212
Operating expenses				
Payroll and related expenses		138,918		89
General and administrative		84,296		39,440
Advertising expenses		79,237		8,570
Depreciation & amortization		142,364		45,770
Professional fees		446,389		102,543
Rent		18,000		19,698
Travel		34,146		7,650
Total operating expenses		943,350		223,760
Loss from operations		(936,124)		(221,548)
Other income & expense				
Interest expense		48,412		11,235
Net loss before income taxes		(984,536)		(232,783)
Provision for income taxes		-		-
Net loss before income taxes	$	(984,536)	$	(232,783)

See accountants' review report and accompanying notes to the financial statements.

3

GIMME RADIO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2018 and 2017
(unaudited)

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at December 31, 2016	-	$ -	$ -	$ -	$ -
Stock issued for services	8,865,000	89	-	-	89
Net loss	-	-	-	(232,783)	(232,783)
Balance on December 31, 2017	8,865,000	89	-	(232,783)	(232,694)
Issuance of common stock for cash	600,000	6	19,994	-	20,000
Net loss	-	-	-	(984,536)	(984,536)
Balance on December 31, 2018	9,465,000	$ 95	$ 19,994	$ (1,217,319)	$ (1,197,230)

See accountants' review report and accompanying notes to the financial statements.

4

GIMME RADIO, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Cash flows from operating activities		
Net loss	$ (984,536)	$ (232,783)
Adjustments to reconcile net loss to net cash used by operating activities:		
Stock based compensation	-	88
Depreciation and amortization	142,364	45,770
Changes in operating assets and liabilities:		
Other receivables	(5)	(312)
Deposits	-	(2,000)
Prepaid expenses	(26,583)	-
Accounts payable	26,626	4,223
Inventory	(1,203)	(1,869)
Accrued interest	44,687	9,446
Accrued interest - related parties	3,001	7,205
Net cash used by operating activities	(795,649)	(170,232)
Cash flows from investing activities:		
Cash paid for purchase of intangible assets	(289,388)	(310,412)
Cash paid for purchase of equipment	(5,084)	(6,813)
Net cash used by investing activities	(294,472)	(317,225)
Cash flows from financing activities:		
Funds received from convertible notes	1,215,000	455,000
Funds received from convertible notes - related parties	-	75,000
Proceeds from issuance of common stock	20,000	-
Net cash provided by financing activities	1,235,000	530,000
Net increase in cash and cash equivalents	144,879	42,543
Cash and cash equivalents, beginning	42,543	-
Cash and cash equivalents, ending	$ 187,422	$ 42,543
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 682	$ -
Income taxes	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

GIMME RADIO, INC. ("the Company") was originally formed as an LLC in the state of California on December 20, 2016. The Company converted to a C-Corporation on May 26, 2017 under the laws of the State of Delaware, and is headquartered in San Francisco, CA. Gimme Radio, Inc. provides a 24/7 global metal radio station where music is hand-picked by real DJs like Dave Mustaine of Megadeth, Randy Blythe of Lamb of God, and Johan Hegg from Amon Amarth.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company's revenues during the two years ending December 31, 2017 and 2018 mainly consist of record sales and other music merchandise. During the month of December 31, 2018, the Company began selling subscriptions for their radio services.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2018 and 2017, the Company determined no allowance for uncollectible accounts was necessary.

Inventory

Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence, and records impairment and obsolescence reserves against inventory as deemed necessary. During the periods ended December 31, 2018 and 2017, the Company determined no such impairment charge necessary.

Computer and Equipment

Computer and equipment is recorded at cost. Depreciation is expensed over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining 'technical feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary at December 31, 2018 and 2017.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $79,237 and $8,570 in advertising costs, respectively, recorded under the heading 'Advertising Expenses' in the statement of income.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $1,217,319 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through January 30, 2019, the date these financial statements were available to be issued.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $1,217,319 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2018	2017
Archive -Original Cost	$ 212,012	$ 0
Content Acquisition -Original Cost	20,947	6,493
Mobile App Development- Original Cost	52,922	0
Radio Station – Original Cost	307,919	297,919
Domain Name	6,000	6,000
	599,800	310,412
Accumulated amortization	(183,951)	(44,662)
Intangible assets, net	$ 415,849	$ 265,750

Amortization expense for the years ended December 31, 2018 and 2017, was $139,289 and $44,662, respectively.

NOTE 4 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2018	2017
Computers & Equipment	$ 11,897	$ 6,813
Accumulated depreciation	(4,183)	(1,108)
Property and equipment, net	$ 7,714	$ 5,705

Depreciation expense for the years ended December 31, 2018 and 2017, was $3,075 and $1,108, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, two officers of the Company were issued convertible notes totaling $75,000. At December 31, 2018 the balance of related party convertible notes is $75,000. The related accrued interest during the years ended December 31, 2018 and 2017 is $4,792 ad $1,791, respectively.

During the year ended December 31, 2017, the Company was loaned funds of $5,414 from an officer. At December 31, 2018 and 2017, the amount of payable to officer is $5,414 and $5,414, respectively, and are recorded under 'Related party accruals' on the balance sheets.

NOTE 6 – CONVERTIBLE EQUITY SECURITIES

The Company received cash proceeds of $1,670,000 for convertible notes issued from April 2, 2017 to December 20, 2018. The notes bear interest at either 4% or 5% per annum, and mature 24 months from the date of issuance. Upon maturity, all principal and accrued interest becomes due and payable in cash. The notes may be converted into shares of common stock of the Company upon the following:

> Upon the Company receiving cash of no less than $1,000,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of the Company's common stock at a price equal to the lesser of the price paid for shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual promissory notes.

As of both December 31, 2018 and 2017, there has been neither a Qualified Financing or Unqualified Financing triggering the conversion of outstanding convertible debt, and as such there have been no conversions of outstanding principal or accrued interest into common shares of the Company.

During the years ended December 31, 2018 and 2017, the Company recognized interest expense related to outstanding convertible notes of $48,412 and $11,235, respectively. At December 31, 2018 and 2017, accrued interest for non-related parties was $54,132 and $9,445, respectively, and recorded under the heading 'convertible notes payable' and convertible notes payable-related parties' on the balance sheets.

NOTE 7 – STOCKHOLDERS'/MEMBERS' EQUITY

At December 31, 2018, the Company has 13,000,000 authorized shares of $0.00001 par value common stock. During 2017, the Company issued 8,865,000 shares of common stock for services. During 2018, the Company issued 600,000 shares of common stock for cash.

NOTE 8 – COMMITMENTS & CONTINGENCIES

Gimme Radio, Inc. entered into a 2-year operating lease agreement for a rental space consisting of 930 square feet. Commencement of the lease is to begin on November 1, 2018. The Company is responsible for a $1,500 security deposit upon execution of the lease agreement. Initial monthly lease payments are $3,000 per month, in addition to 2.66% of common area operating expenses (comprised of taxes, insurance, utilities, repairs and maintenance). The lease base rent of $3,000 is waived for November and December of 2018. Future minimum payments under the initial non-cancellable term of 2 years are as follows:

For the year ended December 31,	
2019:	$ 36,240
2020:	31,200
Total:	$ 67,440

EXHIBIT C
PDF of SI Website


Gimme Radio
Reinventing Digital Music
www.gimmeradio.com
1
This presentation contains offering materials prepared solely by Gimme Radio Inc without the assistance of
and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking
information relating to, among other things, the company, its business plan and strategy, and its
statements reflect management's current views with respect to future events based information currently
are subject to risks and uncertainties that could cause the company's actual results to differ materially.
cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative
they do not represent guarantees of future results, levels of activity, performance, or achievements, all of
made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and
forward-looking statements, and is under no duty to update any such statements to conform them to
2

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Invest in Gimme Radio

We Build Highly Engaged Communities For Passionate Music Fans.

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$500	$6,000,000	Crowd Note
Minimum	Valuation cap	Security Type

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Gimme Radio is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Gimme Radio without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- 800% Growth In Registered Users Since January 1, 2018
- As of January 25th, over 127,500 registered users
- Tyler and David were key members of the team that sold Beats Music to Apple Inc. as part of a $3B Acquisition in 2014
- Graduated Techstars Music Accelerator, Class of 2018
- Named a music startup to watch by music:)ally and included in the Forbes music startup roundup in 2018

Fundraise Highlights

- Total Round Size: US $1,500,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $6,000,000
- Target Minimum Raise Amount: US $435,000
- Offering Type: Side by Side Offering

The team behind Gimme Radio helped define digital music for the last decade. Gimme Radio is their vision for the future.

PROFILE MENU

Today's digital music services offer very little differentiation in content and features, they rely on algorithms for programming and deliver what we see as an emotionless and solitary experience. The personal connection to music, the community, and the discovery from trusted sources have been forgotten and the passionate fan ignored. These fans are highly valuable - they are loyal and we calculate that they spend 4X what the average music consumer spends. Gimme Radio has found a way to serve these millions of underserved fans. We build new music experiences on a genre by genre basis that focuses on what the fan values: access to a community of like-minded fans, true music discovery from trusted sources, direct contact with high-profile DJs and artists, and multiple ways to support the music and artist they love.

On June 29th, 2017, Gimme Radio launched its first proof of concept, a 24/7 metal focused service where metal fans tune in to hear world-class DJs - like Grammy award winning Dave Mustaine of Megadeth, Jessica Pimentel (star of Orange is the New Black), and Randy Blythe of Lamb of God.

This proof of concept is working and Gimme just launched a monthly subscription tier of Gimme Radio.

Gimme Radio looks to launch its second genre, Country, in Q2 of 2019. The next step in building a network of fan communities in all genres.

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Product & Service

Gimme Radio is a streaming music offering accessible via web (www.gimmeradio.com), mobile (iOS & Android), and Amazon Alexa. It has two tiers - a free radio service and a $4.99/month subscription offer for access to archived programming. Our programming is created by our roster of 60+ DJs, all tastemakers in music (e.g. musicians and writers). Our DJs share their own stories and experiences with the listener alongside songs they've handpicked - a unique experience in digital music.

Our service also allows for the DJ and the thousands of global listeners to chat in real-time- creating a truly global community.

THE STRATEGY:

Reinvent digital music by building communities of passionate music fans. Rather than relying on algorithmic programming and a catalog of 50M songs, Gimme instead built a service that caters to what fans value. True music discovery by trusted human sources, direct access to artists, interaction with other fans, and access to the limited and exclusive merchandise and services that fans crave. By focusing on the fan, Gimme is able to build vibrant communities, and that leads to long term retention and high revenue potential.

Gimme launched its proof of concept community in the metal genre - a passionate, and large fanbase long ignored by streaming services and radio. The plan now is to take our learnings and build out a network of communities of fans on a genre by genre basis - Country, Rock, Electronic, Hip-Hop, and beyond. Through this network, Gimme will reach hundreds of millions of music fans throughout the world, across dozens of genres.

BUSINESS MODEL:

The service is monetized in several ways. First, we offer opportunities to purchase physical goods that our fans care about - rare and unique music and merchandise. Second, we offer a digital subscription to the service to listen to past shows on-demand and offline (currently offered in the US, Canada, UK, Germany, and Australia). Our plan for 2019 is to expand our subscription opportunities to new pricing tiers and territories and implement other revenue sources including paid sponsorship, tip-jars, and micro-payments. By creating multiple revenue streams, our business model allows us to continue to increase the average revenue per user over time.

COMPETITIVE ADVANTAGE:

We have several competitive advantages in the marketplace. First, we are building communities in genres that are underserved by the other digital music services and once established these communities will be difficult for others to duplicate. Second, we are creating unique IP - to date, we have created over 2,500 hours of original programming that cannot be acquired anywhere else. Finally, we have a team of experts in the digital music space. We can build and iterate efficiently, and we are aware of the challenges that arise in the global music landscape.

RESULTS:

Since launch, Gimme has amassed over 127.5k registered users. In 2018, the user base increased by 800%. Retention has been strong, with 30-day retention for users who listen at least once to the service at 21% and we have little drop off even after 6 months (15% retention). Most importantly, the user base is highly engaged - taking a true "lean forward" approach to our programming by commenting in the feed, building the community, and supporting our artists and DJs by purchasing their goods. Our cost of acquisition is low ($0.74/user) and we are starting to monetize the base with the subscription service. Early indicators are strong for the subscription service (over 80% conversion to paid from the first-month cohort).

Gallery



PROFILE MENU



Media Mentions

GIMME
RADIO

Forbes

music:)ally

QUARTZY

DECIBEL MAGAZINE [THE HOTTEST MAGAZINES, FLEXI DISCS AND TOURS IN METAL]

METAL INJECTION

KERRANG!

Pitchfork

MUSIC BUSINESS WORLDWIDE

Music Week

Billboard

Team Story

Tyler Lenane, CEO, David Rosenberg, COO, and Jon Maples, CPO, met while working in the digital music industry in San Francisco. For over 10 years they held executive and management level positions at companies like Apple Music, GooglePlay, Beats Music, and Rhapsody and helped define the space as we know it today.

After being part of the team that sold Beats Music to Apple in 2014, (one of the biggest digital music acquisitions in history), Tyler and David began to talk about Gimme Radio. In over 10 years they had seen the same partnerships, contracts, value propositions, and price points rehashed again and again. They enlisted their former Rhapsody/Napster colleague Jon Maples and the three saw that the major music services, in striving to reach mass adoption, were ignoring a huge opportunity- the passionate fan.

Knowing that having a great user experience and design was key to the success of a fan-centric platform, they teamed up with Andy Gilliland, who spent years designing multi-device scalable systems and building large go-to-market digital products for brands like Google, Disney, Intel, Samsung, Skype, and eBay.

These are the Gimme Radio founders.

Founders and Officers

Tyler Lenane

CEO



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Tyler spent his teens touring the VFW's and basements of America playing guitar in punk rock bands. After graduating from college, Tyler moved to NYC where he played music, worked at record labels, and managed bands. Tyler's business and legal career in music began with the representation of artists, including the Ramones.

Prior to Gimme Radio, Tyler was a Business Development lead in the Internet Software and Services division at Apple Inc. where he developed the mobile carrier distribution strategy for the newly launched Apple Music. Prior to Apple, Tyler was an SVP and General Counsel at Beats Music LLC, and part of the team that designed and launched the Beats Music. Tyler was a member of the team that sold Beats Music to Apple Inc. in August of 2014.

As the SVP and General Counsel for MOG Inc., a start-up on-demand music subscription service, Tyler worked with the head of product to develop a novel and much-lauded freemium model. He was a key driver in the sale of MOG to Beats Electronics in 2012.

Before entering the world of digital media, Tyler was an attorney in New York City, spending three years at Jenkens Gilchrist Parker Chapin LLP and one year at Troutman Sanders LLP. As a lawyer, Tyler represented and advised clients in connection with complex commercial litigation, intellectual property, and entertainment law matters, and represented a number of artists.



Jon Maples

CPO

Jon has been at the forefront of creating compelling consumer digital media experiences for over 20 years. After starting in print media as a reporter, editor,and publisher, Jon led the Bay Guardian's first moves to digital in the early days of the internet by launching both the paper's web site and a thriving community site.

Jon spent years writing about music for various publications and was able to merge his interest in the music industry and technology at Red Herring Magazine, where he covered the early days of digital music startups. He ended up working at one of the companies he covered, the streaming service Rhapsody.

After managing the company's content programming efforts, Jon later headed up Rhapsody's product management practice. He oversaw the transition from primarily a desktop tethered service to a mobile-based one. Immediately prior to Gimme Radio, Jon was VP of Product for 8tracks, a user playlist music site.



Andrew Gilliland

CCO

Andy started his career early at Frog Design - a design firm in the US where he focused on mobile interface design. Over his 12 years of working in the Bay Area at firms like Frog, Punchcut, and Odopod, Andy built his practice around designing multi-device scalable systems and building large go-to-market digital products for brands like Microsoft, Disney, Intel, Samsung, eBay, CNN, Google, Motorola, Skype, Toyota, Timex, and T-Mobile.

Andy conceived a process and design approach that bridges the boundaries of brand, digital, and physical. He has proven this process not only for large clients but also with his own brick and mortar business, Black Sands - a brewery and restaurant in San Francisco. Andy designed and built the entire physical and digital experience which includes food products, brewing supplies, and a beer brand that is growing in popularity.

His 360-degree design approach and focus on user experience are unique and valuable to modern brands that have both digital and physical touchpoints. Andy's approach and process create highly effective and insightful design systems.

PROFILE MENU

David Rosenberg

COO



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David has worked in digital music since 2006, serving in both legal and business capacities for numerous leading digital music streaming services. including Live365, Rhapsody, Beats Music, and Apple. Prior to Gimme Radio, David served as the Head of Distribution Partnerships for Google Play for the Americas and APAC, managing a global team of Business Development leads tasked with growing Google's digital music service worldwide.

David also led the legal and economic battles of the 2010-2015 Copyright Royalty Board rate setting procedure to establish the royalty rates for the music industry, which resulted in establishing a fair royalty rate for webcasters.

David has been heavily involved in the acquisitions of Napster and Sonora Music on behalf of Rhapsody, and worked with Tyler on the $3B acquisition of Beats Music by Apple.

Prior to his work as in-house counsel, David worked at the law firm of Townsend and Townsend and Crew as an associate in its tech transactions licensing group and as a patent litigator. He is a member of both the California State Bar and the USPTO, and holds a patent in digital music entitled "Digital File Processing for Secondary Sale" (US 9,311,633).

Key Team Members



Linda Ryan

Label Relations



Bri Thomas

Community Manager



Noah Fortino-Young

Digital Marketing Coordinator

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TOUCH and GO
RECORDS

Ted Neranchi

Content



Brian Turner

Program Director



Lud Isabegian

Producer



Rory Smith

Head of Engineering



1
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Kerry O'Brien

Head of Production



Monique Hernandez-Fuentes

Head of Marketing

Notable Advisors & Investors



Techstars

Investor, Accelerator/Investor

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Concord Music

Investor, Investor



SmartHub

Investor, Investment Fund

Luma Launch

Investor, Investment Fund

Terrapin Bale

Investor, Seed VC



PROFILE MENU

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Mar

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Funcubator

Investor, Investment Fund



Chris Gannett

Investor, Angel



Bobby Gaza

Advisor, Head of Marketing UnitedMasters

Tom Pepper

Advisor, Co-Founder of Nullsoft; creator of WinAmp





2/4/2019 Edit your campaign

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Dave Mustaine

Advisor, Founder of Megadeth



Jessica Pimentel

Advisor, Orange Is The New Black



Nathan Sedlander

Advisor, Co-Founder Starmaker

Ben Weinman

Advisor, Founder of Dillinger Escape Plan







PROFILE MENU

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Cory Brennan

Advisor, Owner of 5B Artist Managment



Ian Rogers

Advisor, Chief Digital Officer, LVMH



Jeff Daniel

Advisor, Co-Founder Starmaker

Q: Please provide some detail on the company's involvement with the TechStars accelerator.

Gimme Radio:

Gimme Radio was one of 10 companies selected in 2018 to participate in the Techstars Music accelerator program. The program ran from February 1 through May 4, 2018. TechStars provided funding and access to hundreds of potential mentors in the music business space as well as access to investors. The program helped Gimme Radio hone its business and product, and assisted with marketing and fundraising strategy. TechStars was an invaluable experience and a great boost to Gimme Radio.

Q: Are all 12 founders / employees full-time? If not, please detail.

Gimme Radio: 3 of the 4 founders are full-time (Tyler, Jon, and David). Andy devotes full-time hours to all of our UI/UX, brand, and creative design, however, he also runs a design firm called LoneUX. His other employees and partners manage most of that, but he does still devote some time. Long term this will change.

All other people working on Gimme Radio work on a full-time basis.

Q: Please walk through the technical development and structure of the platform.

Gimme Radio: We currently manage our live and archive service by combining radio automation software with our own proprietary publishing and app platform.

We utilize RCS's Zetta Radio Automation software (same software used by SiriusXM and CBS FM) to create our shows and sequence radio playout to an endpoint. At the endpoint, we utilize AWS (Amazon Web Services) to convert the audio into an HLS stream which is delivered to our web and mobile clients. The web client is React running on a hosted Rails server, the mobile clients are React Native for Android and iOS. On the clients, we combine the audio and metadata from the stream with metadata from our content database for presentation of audio and visual data to the user. Users can also participate in a live chat during the broadcast. Shows that have aired are published via Zetta and stored in AWS S3 for on-demand delivery and playback to subscription users. During playback, we collect usage metrics for performance analysis.

Q: Please discuss Gimme's key agreement and partnerships

Gimme Radio:

Regarding Key Agreements and Partnerships, there are two primary areas to discuss. The first, our content licensing arrangements for the paid tier. And second, agreements with our Key DJs. Regarding the licensing deals, Gimme has closed key license agreements with record labels Sony Music Entertainment and Warner Music Group for their paid subscription service

Q: Please outline the state of development for Gimme Country.

Gimme Radio: Because we are utilizing the same structure as Gimme Radio (metal) to deliver Gimme Country much of the underlying technology has already been developed. For that reason we will begin "cloning" the metal service for use in country and bolstering the back end to support additional streams and data collection, starting in January. Branding and design have already begun this quarter and are almost complete.

In addition, we are currently in talks with labels and managers about securing on-air talent, with the aim of having 20 key DJs locked by March, and have already begun recording some early shows.

The current plan is to launch Gimme Country in Q2 '19.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Minimum investment:	US $500
Target Minimum:	US $435,000
Maximum Raise Amount:	US $1,500,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $6,000,000
Interest rate:	4.0%

Additional Terms

Closing conditions:	While Gimme Radio has set an overall target minimum of US $435,000 for the round, Gimme Radio must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Gimme Radio's Form C.
Regulation CF cap:	While Gimme Radio is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

PROFILE MENU

If Minimum Amount Is Raised



● Operations   ● Personnel   ● Marketing
● Product Development

If Maximum Amount Is Raised

● Operations   ● Personnel   ● Marketing
● Product Development

Investor Perks

All Gimme Radio investors will receive a free Gimme Radio "Investor" Patch.

Time-Based Investor Perks

In addition, investors that invest by February 15, 2019 will receive the investor perk of the next tier (e.g., if you invest $1,000 by the deadline, you will get $5,000 perks).

Tiered Investor Perks

$500 – Gimme Radio Investor Patch.

$1,000 – All the above plus Gimme Radio T-Shirt.

$5,000 – All the above plus a 6-month membership to the Gimme Brigade (gives full access to our archives of over 2,500 hours of metal programming, 15% off in our store, a personalized Gimme patch, and an exclusive Gimme Brigade T-shirt) and special digital badge indicating investor status on Gimme Radio.

$10,000 – All the above, but a year-long membership month to the Gimme Brigade (instead of 6 months), plus a "thank you" on our social channels.

$20,000– All the above, plus the chance to DJ your own "listener" show on Gimme Radio.

$50,000– All the above, plus a choice of signed guitar from Ben Weinman of Dillinger Escape Plan, a signed bass from Jessica Pimentel of Orange Is The New Black, or a signed Bass from Rob "Blasko" Nicholson, the bass player for Ozzy Osbourne.

$100,000– A Gimme Radio T-Shirt, 1-year membership to the Gimme Brigade, a "thank you" on our social channels, a chance to DJ your own show on Gimme Radio, PLUS a guitar signed by Dave Mustaine of Megadeth.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Market Landscape

Highlights
Overview
Term Sheet
FAQs

We operate in a high growth potential market. Music streaming is becoming the dominant method that consumers listen to recorded music. Estimates forecast that streaming will grow from $7B to $21B in 2023. In 2018, it is estimated that over $51.5B was spent globally by consumers on music on things like digital streaming and downloads, physical music like vinyl and CDs, merchandise, fan experiences, and live events. The passionate fan, though only 11% of the total music consumer audience, spends across all these segments and accounts for roughly $17B of that spend, based on our calculations. We see passionate fan spends an average of $40.99 per month on music and music-related goods, compared to the average music consumer who spends roughly $9.99 per month on streaming services. This is our target customer.

Competitive Landscape:

Streaming services like Spotify, Apple, Pandora, and YouTube compete for our listeners, as do traditional AM/FM radio stations and SiriusXM. However, since these services were built to attract and retain the fan who wants more than just a digital stream, we are finding that Gimme Radio is, in fact, complementary to the on-demand streaming and online radio services. Our focus on the fan, and in particular, the hundreds of millions of listeners of underserved genres, is our differentiator. This gives us the early mover advantage in building highly engaged communities around large audiences of valuable and passionate fans.

Market Interest:

The landscape for music investment was active in 2018. There were public offerings for Spotify and Tencent Music on the New York Stock Exchange, a large scale multi-billion dollar acquisition by SiriusXM for Pandora, and multiple venture-backed investments in digital radio services like MixCloud and Dash Radio. Investment in the music marketplace is vibrant again.

Risks and Disclosures

While the company has seen promising user metrics, including trial conversion rates, engagement, and retention on its new subscription product, this product has only been available since Q4 2018. The subscription product is expected to be the primary driver of future revenues. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other events which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's cash position is relatively limited, and while the company has reduced its burn over recent months, gives the company a limited runway. Their current cash position equates to roughly 2 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has conducted the following transactions with related persons: During the year ended December 31, 2017, two officers of the Company were issued convertible notes totaling $75,000. At December 31, 2018 the balance of related party convertible notes is $75,000. The related accrued interest during the years ended December 31, 2018 and 2017 is $4,792 ad $1,791, respectively. During the year ended December 31, 2017, the Company was loaned funds of $5,414 from an officer. At December 31, 2018 and 2017, the amount of payable to officer is $5,414 and $5,414, respectively, and are recorded under 'Related party accruals' on the balance sheets.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Company does not have an employment contracts in place. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if key employees were to leave, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has not filed a Form D for its previous convertible notes. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

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Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
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Data Room
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FAQs
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Product or Service (16 files)

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Gimme Radio

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Gimme Radio. Once Gimme Radio accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Gimme Radio in exchange for your securities. At that point, you will be a proud owner in Gimme Radio.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Gimme Radio has set a minimum investment amount of US $500.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

PROFILE MENU

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
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0 comments
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SeedInvest

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Gimme Radio does not plan to list these securities on a national exchange or another secondary market. At some point Gimme Radio may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Gimme Radio either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Gimme Radio's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Gimme Radio's Form C. The Form C includes important details about Gimme Radio's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck



Gimme Radio
Reinventing Digital Music

www.gimmeradio.com

This presentation contains offering materials prepared solely by Gimme Radio Inc without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

We started from the ground up and built what music fans actually want.

“I've been listening to this station for several weeks now and it goes without saying this station hands down has wiped out the existence of every station I've ever listened to.” – Laura Bowden

“Hands down this is the best music service I have ever run across. The whole ‘real DJs, not algorithm’ thing is spot on.”
– Scott Broadwell

“I’ll let you make up your mind for yourself, but be advised that Gimme Radio is probably the greatest thing on the internet.” – Pseudonymous

“Screw the algorithms GIMME RADIO.”
– David Navarro

“Unreal, the Internet has needed something like this for so long.” – Tom Serna



Welcome to the extinguishing of light!
They Wait For You by Hellshock
Hammer of the North With Johan Hegg
Barbarian Faith Extinguisher
The Dave Mustaine Show With Dave Mustaine
12

The individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

The Problem

Other music services are focused on the same content, price point and value proposition. No one is serving the fan.

Spotify:
"For Everyone, millions of songs"


Spotify
Premium
Help
Download
Sign up
Log In
Music for everyone.
Millions of songs. No credit card needed.
GET SPOTIFY FREE

Apple Music:
"50 million songs"


Mac
iPad
iPhone
Watch
TV
Music
Support
Apple Music
iTunes
HomePod
AirPods
iPod touch
Music Accessories
Gift Cards
MUSIC
Lose yourself in 50 million songs.
Try it free*
Learn more ›
Browse
Beerbongs & Bentleys
Post Malone

Amazon Music:
"50 million songs"


7:58
amazon.com
amazon
Select a location to see product availability
amazon music
UNLIMITED
UNLIMITED ACCESS TO 50 MILLION SONGS
Start a 30-day free trial
Change or cancel anytime. Starts at $7.99/mo after

And that is a missed opportunity. Fans spend 4x what the average music consumer spends. *

This is our target audience.



$9.99/Month

$40.99/
Month*

$17B

35 Million Fans

*These statements reflect management's calculations with available information and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Gimme Radio knows that for the fans, it's about more than the song, it's about:

Community

A shared experience with other fans and artists



"Actually, this community is better than the music."

- - LustDagger - -

Discovery

Hearing music the fan can't hear anywhere else



"The best part about this radio, you will discover stuff you never even knew existed"

- - Secretlyametalhead - -

Collectibility

Access to unique goods, services, and experiences



"Can't wait for my splatter vinyl to arrive in da mail."

- - Butchertooth - -

Connections

Direct access to the trusted artists and curators in the genre



"The best part of Gimme Radio (besides the music of course) is getting to casually chat with rock stars"

- - Jayrott - -

Step 1: Take the best of radio and combine it with the best of digital media to create a platform that attracts fans.

Best of Radio

Personality driven
Storytelling
Shared listening
Community
True discovery



Best of Digital

Interactivity
Accessibility
Portability
Social
Subscription
Ecommerce





Gimme Radio

Step 2.
Monetize the fan in multiple ways.



Micropayments / Tip Jars*

Brand Sponsorship

Sale of Merch, Tickets, Experiences

Subscription Services

$

$$

$$$

$$$$

*This reflects management's current views with respect to future features provided by Gimme Radio. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Step 3:
Build a network of communities for the passionate fan.
A $1B opportunity.


Gimme Metal
Gimme World
Gimme Country
Gimme Hiphop
Gimme Classical
Gimme Punk
Gimme Dance
Gimme Electronic
Gimme Bluegrass
Gimme Jazz
Gimme Alternative
Gimme Blues

For the avoidance of doubt, Gimme Metal is currently the only offering by Gimme Radio. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

We worked in management and executive level positions at the top music services for over a decade, saw the shortcomings and recognized this opportunity.

- **Tyler Lenane** - CEO
Former Apple, Beats Music, MOG, Rhapsody

- **David Rosenberg** - COO
Former Google Play, Apple/Beats Music, Rhapsody, Live365

- **Jon Maples** - Chief Product Officer
Former 8 Tracks, Rhapsody

- **Andy Gilliland** - Chief of Creative
Former Frog Design, Punchcut, Black Sands Brewery, LoneUX





10

Proof of Concept

Gimme Metal

(Launched 6/29/17)

- Accepted into Techstars Music, class of 2018
- Recognized by Forbes and music:)ally as a 2018 music startup to watch
- Built an e-commerce store
- Created 2500+ hours of original programming from over 60 DJs
- Built a website, iOS app, Android app and Alexa skill



The Dave Mustaine Show
With Dave Mustaine
12
They Wait For You
by Hellshock
Hammer of the North
With Johan Hegg
Barbarian
Faith Extinguisher
$ Buy Vinyl
+ Wishlist
Welcome t
extinguish
MacBook

Proof of Concept

A global community of metal fans

The Artists:

Our DJs, they play the music, provide the context, tell the stories, market the service

The Fans:

Interact with one another and the artists they love, contribute content, organize meet-ups, market the service

The Labels:

Host shows, provide exclusive and limited merchandise, market the service

The Brands:

Create their own shows, sponsor contests and give-aways, market the service


PNW FOREST
RANDY KRUZAN
CRAFT
CALGARY
BRIHAILEY
GIMME RADIO PRESENTS
Holiday Listener Special
w/ Shoreless
MONDAY 12/24 · 8 AM PT / 11 AM ET
shorelessskies
BROOKLYN
BLIZZARDOFBOZZ
VALLEKAS
MADRID
LOKKIE
LET'S TALK METAL
Thursdays noon PT/3pm ET @ gimmeradio.com

Results Through 2018- Registered Users

EOY Registered Users:

119,000+

(800% Growth in 2018)

An International Community:

US: 39%
ex-US: 61%

Acquisition costs are low:

CPA to acquire new users since
March 2018 is $0.74 per user



Registered Users

Strong Monthly Retention

30-day Retention of Listeners:

21%

180-day Retention of Listeners:

15.8%

Active Listeners in Q4:

21.6%

Percent of Unique Listeners who took active steps on service (i.e. commented in the feed, wishlisted or clicked to purchase)



U.S. Store Behavior



1.9%

Conversion of
US Visitors



$34

Average
Spend



42%

Repeat
Purchaser

What's Next:

1. Subscription Services

- Launch and promote archive subscription service in U.S., Canada, U.K., Germany, and Australia
- Launch micro-subscription service for rest of world

2. Gimme Country

- Audience of 100M in the US alone
- Audience is just starting to adopt digital music platforms

3. Gimme Rock, Hiphop, Electronic...

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.


Eko

Timeline



Development on Gimme Radio Begins
Launch of Gimme Radio Website
iOS App Launches, Gimme Hits 10K users
Android App Launches
Techstars Accelerator
Gimme Hits 50K Users
Gimme store redesign launched
Over 2,000 hours of original programming hit
Gimme Hits 100K users
Launch and promote subscription service
Planned launch of Country
Planned launch of Rock
2017
Q1
Q2
Q3
Q4
2018
Q1
Q2
Q3
Q4
2019
Q1
Q2
Q3
Q4

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Projections

	2019	2020	2021	2022	2023
No of Genres	3	5	7	8	8
Registered Users (EOY)	559,723	2,165,923	5,204,570	12,538,756	31,565,197
Active Listeners (EOY)	153,965	491,201	1,145,244	3,009,098	8,587,640
Subscribers (EOY)	16,495	81,838	264,218	827,962	2,584,300
Physical Units Sold	9,974	75,075	189,579	521,525	1,617,698
Revenue					
Total	**$646,029**	**$7,863,087**	**$23,487,130**	**$74,029,431**	**$228,334,543**
Physical Rev	*$299,224*	*$2,429,764*	*$6,578,967*	*$20,249,535*	*$65,458,535*
Subscription Rev	*$326,565*	*$5,221,984*	*$16,197,242*	*$51,363,102*	*$154,715,554*
Sponsorship Rev	*$20,241*	*$211,339*	*$710,922*	*$2,416,794*	*$8,160,454*

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Thank You

Appendix

Case Study: What fans want



Megadeth Radio
QuickBooks Self-E...
680 Million Miles Logged.
Snap & Organize Receipts. Track Miles and Expenses.
INSTALL
Peace Sells
Megadeth

Megadeth
SHUFFLE PLAY
Albums
Killing Is My Business...And Busin...
Dystopia
Countdown To Extinction: Live
Super Collider

Soulless Conquests of the Unearthed Immurement
The bozzness about to take the deep end to eleven
Time only exists to trick us into believing our eyes don't bleed
Hail!
Cats occasionally sigh only to release demons from their souls
If you haven't bashed a night sermon track lately, you lose
comment

	Online Radio (Pandora)	On-Demand Service (Spotify)	Gimme Radio
Community	None	None	Shared listening and fan communication
Discovery	Algorithmic programming; limited catalog.	Algorithmically generated playlists; can follow playlists	Djs handpick songs; hear music not played anywhere else.
Collectability	None	Some access to standard merchandise.	Gimme exclusive and limited merchandise
Artist Access	None	None	Artists are DJs, and fans have direct access in live chat.

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Interest in digital music is on the rise

- Spotify DPO (4/3/2018)
- MixCloud raises $11.5M (4/16/18)
- SiriusXM Acquires Pandora for $3.5B (9/24/18)
- Dash Radio raises $8.8M (10/24/18)
- Apple reportedly considering investing in iHeart Radio (11/1/18)
- Tencent Music IPO (12/12/2018)

Advisory Board

Our advisory board is made up of the highly skilled innovators in the tech industry, executives from start-ups that have had successful exits, leaders in ecommerce and brand strategy, celebrated artists and successful artist management.

- **Bobby Gaza** - Head of Engineering, UnitedMasters, former CTO Dwell, former SVP Engineering Pandora and Beats Music

- **Ian Rogers** - Chief Digital Officer LVMH, former CEO Beats Music and Topspin Media

- **Tom Pepper** - Co-founder of Nullsoft and creator of WinAmp and SHOUTCast!

- **Ben Weinman** - Founding member and guitar player of The Dillinger Escape Plan, founder of Party Smasher Inc.

- **Jessica Pimentel** - Star Actress on *Orange is the New Black*

- **Cory Brennan** - founder of 5B Artist Management, represents Megadeth, Slipknot, and started international music festival, Knotfest

- **Dave Mustaine** - Grammy award winner, NY Times best selling author, and founder of Megadeth

- **Nathan Sedlander and Jeff Daniel** - co-founders of Starmaker Interactive, the world's leading talent discovery platform on mobile with over 50M app installs

Testimonials From Press

METAL INJECTION

It's honestly one of the most exciting things to happen in metal in a while. . .
(Oct 3, 2017)

KERRANG!

This might read a little bit like a paid ad, but tbqh with you all, this just seems like a good idea to us, and we're keen to give it a whirl ourselves.
(Nov 15, 2017)

QUARTZY



What [Gimme Radio is] doing is offering metal fans an avenue for "more engagement than just a digital stream." That's smart strategy. . . . The market for streaming is oversaturated - yet the market for products for true music lovers is underserved.
(Nov 14, 2017)

music:)ally

Listed as one of their "20 music/tech startups we'll be watching in 2018 "
(Jan. 3, 2018)

MUSICBUSINESS WORLDWIDE

"Gimme Radio [is] building live, radio-like online experiences around music, many of which center on specific artists and fan communities and hence could be ripe for tips and virtual gifts."
(Oct. 3,2018)

DECIBEL
EXTREMELY EXTREME SINCE 2004

"Gimme Radio's electrifying reboot of the heavy metal airways is a game changer."
(Aug 7, 2017)

Forbes

"...the first proper streaming platform dedicated solely to all things metal, which has always been a genre that hasn't received the attention it deserves..."
(April 27, 2018)

Billboard

Gimme Radio... has a different idea: rethink our consumption platforms from the ground up.
(Nov 2, 2017)

The individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

EXHIBIT E
Video Transcript

Exhibit E – Video Transcript

Gimme 06 Final
https://www.youtube.com/watch?v=saSWAYsbvPo

Tyler Lenane:

Gimme Radio is reinventing the digital music experience by focusing on the passionate fan, because fans are loyal, they're engaged, and they spend more than the average music consumer. By some estimates four times as much.

(on screen: $9.99/month, 40.99/month – $17B 35 Million Fans)

And yet no music service—not Spotify, not Pandora…Apple music, Google, Amazon is focused on these passionate fans and that's a missed opportunity. Gimme Radio has figured out how to reach these fans: You build highly engaged communities on a genre-by-genre basis. We're going to build a network of these genre specific communities, and we believe that that network is a billion-dollar opportunity. We know that the passionate fans are being ignored because the founders of Gimme Radio spent decades working at executive and management level positions at companies like Apple music, Google Play, Beats Music, and Rhapsody.

(on screen: executive members and their experience)

We saw firsthand as these services strive to reach mass adoption, they had to cater to the mainstream audiences and the casual listeners and in the process ignored the fan and especially the fan who likes music outside of pop and mainstream hip-hop. We know that the passionate fan wants more than just a digital stream. They want more than algorithmic programming, more than mood, and activity driven playlists…they want more than a search box in a catalog of 50 million songs for $9.99 a month. The fans want true music discovery by human trusted sources. They want to be able to interact with other fans. They want direct access to the artists that they love. And they want to be able to get the limited edition and exclusive goods and services that fans crave. What they want is Gimme Radio. Since we've launched, we've built an iOS app and Android app a website and an Alexa skill, but most importantly we built a vibrant and engaged community. In just 19 months we've signed up over a hundred and twenty-five thousand metal fans from around the globe and these people love Gimme Radio. They love the service the brand and the relationships that they've made from all over the world and our programming is unlike anything you will find on any other music service. We have over 60 DJs with a combined fanbase of millions. DJ's like Dave Mustaine of Megadeth and Randy Blythe of Lamb of God, sharing their stories alongside the songs that they've hand picked. And we have over 2,000 hours of this unique programming and that's just metal. It's just the beginning. We're gonna take this model and go to every other genre that has been neglected for so long, because investing in Gimme Radio is not just about investing in a metal community, it's about investing in a platform that can be scaled across dozens of genres and hundreds of millions of fans. In 2019 we're gonna tackle country music first and then we're gonna go to rock—both big audiences where only the top artists are even promoted on the other music services. And then we'll turn to punk rock and hip hop and jazz and electronic…building that network. Gimme Radio is really excited about what we're doing in music and we invite you to join us on this journey. Thank you.